Exhibit 4.1(j)

Amendment 1 to Consulting Agreement

Between Calypte Biomedical Corporation and Keith Lippert

This Agreement amends and modifies the Consulting Agreements between Calypte Biomedical Corporation (“Calypte” or the “Company”) and Lippert/Heilshorn & Associates/Keith Lippert (“Consultant”) and is effective as of March 26, 2003.

Whereas, the Company desires to change the payment terms on the contract for certain consulting services performed in 2002 and 2003 and Consultant is agreeable to such modification.

Now therefore, in consideration of the premises and mutual promises set forth herein, the parties hereto agree as follows:

1.	The Company acknowledges that as of March 26, 2003 it owes Consultant certain amounts for services rendered, payable in cash. It will now convert this payment to stock issuable to Consultant individually, or his designee, a total of 1,650,000 shares in full payment due under the contract and related notice period.

2.	In consideration for this modification, the Company agrees to register the shares with the upcoming S-8 filing during March 2003. If the filing occurs after March, Consultant has the option to accept only cash.

3.	All other terms and conditions of the 2002 Consultant Agreements remain unchanged.

Consultant:	Calypte Biomedical Corporation

/s/ Keith Lippert	By:	/s/ Richard D. Brounstein
Keith Lippert	Richard D. Brounstein Executive Vice President, CFO

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